Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. First Quarter 2010 Results
Conference Call Friday, May 7, 2010
Telephone Conference to be held on May 7 at 8:30 a.m. Eastern Daylight Time (EDT)
Toronto, ON — April 30, 2010 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference call at 8:30 a.m. EDT on Friday, May 7, 2010 to discuss financial results for the First Quarter 2010.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The call-in number is (416) 340–8061.
Approximately two hours after the call, a replay of the telephone conference will be available at (416) 695–5800 and the passcode is 2383807.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer